SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

PLAYBOY ENTERPRISES, INC.

(Name of Subject Company)

PLAYBOY ENTERPRISES, INC.

(Name of Person Filing Statement)

Class A Common Stock, $0.01 par value per share

Class B Common Stock, $0.01 par value per share

(Title of Classes of Securities)

728117201

728117300

(CUSIP Number of Classes of Securities)

Howard Shapiro

Executive Vice President, Law and Administration, General Counsel, and Secretary

680 North Lake Shore Drive

Chicago, IL 60611

(312) 751-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Rodd M. Schreiber Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, IL 60606 (312) 407-0700	Barry L. Dastin Russ A. Cashdan Kaye Scholer LLP 1999 Avenue of the Stars, Suite 1700 Los Angeles, CA 90067 (310) 788-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Playboy Enterprises, Inc., a Delaware corporation (the “Company”), on January 24, 2011. The Statement relates to the offer by Icon Merger Sub, Inc., a Delaware corporation (“Sub”) and a wholly owned subsidiary of Icon Acquisition Holdings, L.P., a Delaware limited partnership (“Purchaser”), which are entities formed by Hugh M. Hefner, the Company’s Editor-in-Chief and Chief Creative Officer and controlling stockholder, to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share, of the Company, at a purchase price of $6.15 per share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 24, 2011, and in the related Letter of Transmittal, copies of which are attached to the combined Tender Offer Statement and Rule 13E-3 Transaction Statement on Schedule TO filed by Purchaser and Sub with the SEC on January 24, 2011.

Item 9. EXHIBITS.

Item 9 of the Statement is hereby amended and supplemented by adding the following:

(a)(1)(viii)	Letter to Participants in the Playboy Enterprises, Inc. Employee Stock Purchase Plan, mailed February 4, 2011

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2011

PLAYBOY ENTERPRISES, INC.

By:	/s/ Howard Shapiro
Name:	Howard Shapiro
Title:	Executive Vice President, Law and Administration, General Counsel and Secretary

ITEM 9. EXHIBITS.

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated January 24, 2011 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO)

(a)(1)(ii)	Letter of Transmittal (Class A common stock) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO)

(a)(1)(iii)	Letter of Transmittal (Class B common stock) (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO)

(a)(1)(iv)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO)

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO)

(a)(1)(vi)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO)

(a)(1)(vii)	Advertisement published in The New York Times on January 24, 2011 (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO)

(a)(1)(viii)	Letter to Participants in the Playboy Enterprises, Inc. Employee Stock Purchase Plan, mailed February 4, 2011

(a)(2)(i)	Letter to stockholders of the Company, dated January 24, 2011*

(a)(2)(ii)	Press Release issued by the Company, dated January 10, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9C filed on January 10, 2011)

(a)(2)(iii)	Letter to Employees from the Chief Executive Officer of the Company (incorporated by reference to Exhibit 99.2 to the Company’s Schedule 14D-9C filed on January 10, 2011)

(a)(2)(iv)	Letter to Licensees, Business Partners and Vendors from the Chief Executive Officer of the Company (incorporated by reference to Exhibit 99.3 to the Company’s Schedule 14D-9C filed on January 10, 2011)

(e)(1)	Agreement and Plan of Merger, dated as of January 9, 2011, by and among Icon Acquisition Holdings, L.P., Icon Merger Sub, Inc. and Playboy Enterprises, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on January 11, 2011)

(e)(2)	Limited Guarantee, dated as of January 9, 2011, by Rizvi Opportunistic Equity Fund, L.P., Rizvi Opportunistic Equity Fund I-B, L.P., Rizvi Opportunistic Equity Fund (TI), L.P., Rizvi Opportunistic Equity Fund I-B (TI), L.P., Rizvi Traverse Partners LLC and Rizvi Opportunistic Equity Fund II, L.P. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 11, 2011)

(e)(3)	Tender and Support Agreement, dated as of January 9, 2011, by and among Plainfield Capital Limited, Plainfield Special Situations Master Fund II Limited, Plainfield OC Master Fund Limited and the Company (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on January 11, 2011)

Exhibit No.	Description

(e)(4)	Contribution Agreement, dated as of January 9, 2011, by and among Icon Acquisition Holdings, L.P., The HMH Playboy Stock Trust and The Hugh M. Hefner 1991 Trust (incorporated by reference to Exhibit (d)(4) to the Schedule TO)

(e)(5)	Rollover Agreement, dated as of January 9, 2011, by and between Icon Acquisition Holdings, L.P. and Scott Flanders (incorporated by reference to Exhibit (d)(5) to the Schedule TO)

(e)(6)	Employment Agreement, dated as of January 9, 2011, by and between Hugh M. Hefner and Icon Merger Sub, Inc. (incorporated by reference to Exhibit (d)(6) to the Schedule TO)

(e)(7)	Memorandum of Understanding—License of Name and Likeness Rights, Key Material Terms, dated as of January 9, 2011, by and between Icon Acquisition Holdings, L.P., Hugh M. Hefner and Rizvi Traverse Management LLC (incorporated by reference to Exhibit (d)(8) to the Schedule TO)

(e)(8)	Employment Agreement, dated as of January 9, 2011, by and between Scott Flanders and Icon Merger Sub, Inc. (incorporated by reference to Exhibit (d)(7) to the Schedule TO)

(e)(9)	Confidentiality Agreement, dated as of July 13, 2009, by and between Playboy Enterprises, Inc. and Rizvi Traverse Management LLC*

(e)(10)	Amendment to Confidentiality Agreement, dated as of May 3, 2010, by and between Playboy Enterprises, Inc. and Rizvi Traverse Management LLC*

(e)(11)	Amendment to Confidentiality Agreement, dated as of November 4, 2010, by and between Playboy Enterprises, Inc. and Rizvi Traverse Management LLC*

(e)(12)	Equity Commitment Letter, dated as of January 9, 2011, by and between RT-ICON Holdings, LLC and Icon Acquisition Holdings, L.P. (incorporated by reference to Exhibit (d)(2) to the Schedule TO)

(e)(13)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, dated April 9, 2010, relating to the Company’s 2010 Annual Meeting of Stockholders*

(e)(14)	Employment Agreement, dated as of April 14, 2010, by and between the Company and Christoph Pachler (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010)

(e)(15)	First Amended and Restated Playboy Enterprises, Inc. 1991 Non-Qualified Stock Option Plan for Non-Employee Directors, effective as of September 17, 2008 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008)

(e)(16)	Third Amended and Restated Playboy Enterprises, Inc. 1995 Stock Incentive Plan, as amended through May 13, 2009 (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed on March 30, 2009)

(e)(17)	Second Amended and Restated 1997 Equity Plan for Non-Employee Directors of Playboy Enterprises, Inc., as amended through May 13, 2009 (incorporated by reference to Appendix B to the Company’s Definitive Proxy Statement on Schedule 14A filed on March 30, 2009)

(e)(18)	Playboy Enterprises, Inc. Employee Stock Purchase Plan, as amended through February 22, 2010 (incorporated by reference to Exhibit 10.26 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009)

Exhibit No.	Description

(e)(19)	Form of Severance Agreement, dated as of September 1, 2008, by and between Playboy Enterprises, Inc. and Alex Vaickus (incorporated by reference to Exhibit 10.27(a) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008)

(e)(20)	Form of Severance Agreement, dated as of September 1, 2008, by and between Playboy Enterprises, Inc. and each of Martha Lindeman, Richard Rosenzweig and Howard Shapiro (incorporated by reference to Exhibit 10.27(b) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008)

(e)(21)	Amended and Restated Employment Agreement, dated as of September 29, 2010, by and between Playboy Enterprises, Inc. and Scott Flanders (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010)

(e)(22)	Playboy Mansion West Lease Agreement, dated as of June 1, 1979, by and between Playboy Enterprises, Inc. and Hugh M. Hefner (incorporated by reference to Exhibit 10.3(a) to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 1991)

(e)(23)	Letter of Interpretation of Playboy Mansion West Lease Agreement (incorporated by reference to Exhibit 10.3(b) to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 1991)

(e)(24)	Amendment to Playboy Mansion West Lease Agreement, dated January 12, 1998, by and between Playboy Enterprises, Inc. and Hugh M. Hefner (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998)

(e)(25)	Lease Subordination Agreement, dated March 11, 2003, by and among Hugh M. Hefner, Playboy Enterprises International, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 10.9(t) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002)

(g)	Not applicable

Annex A	Opinion of Raine Securities LLC, dated as of January 9, 2011*

*	Previously Filed